Exhibit 99.1

Yingli Green Energy Announces Update in Relation to Long-term Polysilicon Supply Contracts

BAODING, China, April 27, 2018 Yingli Green Energy Holding Company Limited (NYSE: YGE) ("Yingli Green Energy" or the “Company"), one of the world's leading solar panel manufacturers, today announced that one of its long-term polysilicon suppliers (the “Supplier”) filed a request for arbitration of its claim against the Company described below with the London Court of International Arbitration (LCIA) yesterday.

As previously reported, the Company has not fully performed some of its long-term polysilicon supply contracts on their original terms, and suppliers have sent the Company invoices or demand letters for failing to perform certain obligations under these contracts. On December 15, 2017, one of the Company’s subsidiaries received a notice of termination from the Supplier notifying the Company of its decision to terminate its long-term polysilicon supply contract with the Company with immediate effect and claiming no less than US$897.5 million of payments due and payable by the Company under the contract.

After receiving the notice of termination, the Company has been actively communicating with the Supplier to find an amicable solution but no mutual agreement has been reached yet. The Company plans to vigorously defend its rights in the arbitration proceeding while continuing to seek a mutually beneficial solution with the Supplier.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as "Yingli Solar," is one of the world's leading solar panel manufacturers. Yingli Green Energy's manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and PV module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 20GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control, which may cause Yingli Green Energy's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan
Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com